Exhibit 8

Letterhead of McDermott, Will & Emery LLP

April 22, 2005

Vector Group Ltd.
100 S.E. 2nd Street, 32nd Floor
Miami, Florida 33131

Re:	Vector Group Ltd. 5% Variable Interest Senior Convertible Notes due November 15, 2011 and Common Stock Issuable Upon Conversion of the Notes

Ladies and Gentlemen:

     You have requested our opinion as to certain United States Federal withholding tax consequences relating to the ownership and disposition of the Vector Group Ltd. 5% Variable Interest Senior Convertible Notes due November 14, 2011 (the “Notes”) and the common stock issuable upon conversion of the notes (the “Common Stock”). The Notes and Common Stock are described in the Registration Statement on Form S-3, File No. 333-121502, of Vector Group Ltd. (the “Registration Statement”), which includes the prospectus related thereto as supplemented (the “Prospectus”).

     In formulating our opinion, we have examined the Registration Statement, the Prospectus and such other documents as we deem relevant for purposes of this opinion. In addition, we have assumed that (i) the Notes and Common Stock will be issued in the manner contemplated by the Prospectus and (ii) the terms of the Notes are as set forth in the Indenture described in the Prospectus.

     Based upon and subject to the foregoing, the discussion contained in the Prospectus under the captions “Certain United States Federal Income Tax Consequences – Consequences to U.S. Holders – Backup Withholding and Information Reporting” and “Certain United States Federal Income Tax Consequences – Consequences to Non-U.S. Holders,” subject to the limitations and qualifications described herein, as it relates to statements of law or legal conclusions with respect to United States Federal tax withholding represents our opinion with respect to such statements of law or legal conclusions. Because this opinion is being delivered prior to the issuance of all of the Common Stock, it must be considered prospective and dependent on future events. There can be no assurance that changes in the law will not take place that could affect the United States Federal withholding tax consequences of the ownership or dispositions of the Notes or Common Stock or that contrary positions may not be taken by the Internal Revenue Service. We undertake no responsibility to advise you of any new developments in the facts or in the application or interpretation of the Federal income tax laws. Furthermore, in the event one of the statements, representations, warranties or assumptions upon which we have relied to issue this opinion is incorrect, this opinion might be adversely affected and may not be relied upon.

     This opinion relates solely to the United States Federal withholding tax consequences of the ownership or dispositions of the Notes and no opinion is expressed as to the tax consequences under any foreign, state or local tax law. Furthermore, our opinion is based on current Federal tax law and administrative practice, and we do not undertake to advise you as to any changes after the date hereof in Federal tax law or administrative practice that may affect our opinion.

     This opinion is being furnished only to you, solely for your benefit in connection with the Notes and Vector Group Ltd.’s filing of the Registration Statement and Prospectus, and this opinion is not to be used, relied upon, circulated, quoted or otherwise referred to for any other purpose.

     We hereby consent to the use of this opinion as an exhibit to the Registration Statement. In giving this consent, we do not hereby admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission.

Sincerely,
/s/ McDermott, Will & Emery LLP
McDermott, Will & Emery LLP